Global Markets & Investment Banking

4 World Financial Center - 5th Floor
New York, New York 10080 212-449-6500

March 26, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. John Ganley

Via Facsimile:  202-551-6945

Re:	BlackRock Global Equity Income Trust (the “Trust”)
Form N-2 Registration Statement No. 333-140038
Investment Company Act File No. 811-22006

Dear Mr. Ganley:

                Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on February 23, 2007 and the Preliminary Prospectus dated February 23, 2007, began on February 26, 2007 and is expected to conclude at approximately 5:00 p.m., New York City time, on March 27, 2007, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 120,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

                In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Trust, hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., New York City time, on March 27, 2007, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Hugh Haynes
Name:	Hugh Haynes
Title:	Authorized Signatory